

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 21, 2008

via U.S. mail

Stephen R. Avera, General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

> **Re: Flowers Foods, Inc.**
> **Supplemental Response to Form 10-K for the fiscal year ended**
> **December 31, 2006**
> **Filed January 18, 2008**
> **File No. 1-16247**

Dear Mr. Avera:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14A filed April 17, 2007

Executive Compensation Generally, page 15

Role of Executive Officers in Compensation Decisions, page 16

1.   We note your response to our prior comments 4 and 5. In future filings, please include the enhanced disclosure regarding the nature and scope of Tower Perrin's assignment and the material elements of the instructions or directions given to such firm that you provided in your response, or disclosure at least as informative.

Bonus Plan, page 17

2.   We reissue our prior comment 10 with respect to a description of the circumstances in which the compensation committee will determine it appropriate

to use measures other than EBITDA and apply its discretion, and elaboration as to how discretion may be applied. Please explain to us how you intend to comply in future filings.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Laura Nicholson at (202) 551-3584 or in her absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: L. Nicholson

        via facsimile

        Sterling A. Spainhour, Jr., Esq.
        (404) 581-8330